SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Announces Entering into an Agreement in Principle for an Investment and
Provision of Loan to the Company with Milestones Upgrading & Industries Company Ltd.

Milestones to provide BVR with a bridge loan in the amount of $1.5 million

ROSH HA’AYIN, Israel, March 3, 2009, BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today it has entered into an Agreement in Principle with Milestones Upgrading & Industries Company Ltd. for the investment of $3 million in the share capital of the Company, at a price per share of $0.156, and the grant of a convertible loan of $2 million. The closing of the transaction is subject to the conducting of a due diligence review of the Company, within a period of forty five days (which may be extended up to a period of 60 days), to the satisfaction of the investor and the entering into definitive agreements, as shall be mutually agreed between the parties. In accordance with the Agreement in Principle BVR shall have an option, exercisable until July 21, 2011, to repay the investment amount and loan amount, plus 30% of such amounts, per year, during each of the first two years as of the closing and 7.5% for each quarter thereafter.

As part of the proposed transaction the investor entered into a Loan Agreement with BVR pursuant to which it shall provide, within five business days of the date hereof, a loan in the amount of $1.5 million which shall be considered part of the loan amount to be granted under the definitive agreements. In the event that the parties shall not close the transaction then BVR shall repay the loan to the investor, plus interest at the rate of 10% per annum, sixty days from the date the parties cease negotiations regarding the proposed transaction.

Milestones Upgrading & Industries Company Ltd. is an investment company owned by Mr. Bill Davidson and Messers. Oded and Ron Tira.

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces.

For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 3, 2009